Filed Pursuant to Rule 425

of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filer: Chiquita Brands International, Inc.

Subject Company: Chiquita Brands International, Inc.; Fyffes plc

Filer’s Commission File No.: 001-01550

Date: June 18, 2014

The following letter was circulated to Chiquita employees on June 18, 2014.

Dear Chiquita Leadership Team,

It has been just over three months since we announced our planned transaction with Fyffes.  We noted at the time that we required shareholder and regulatory approval of the combination, and we expected to conclude those processes by year end.  At the same time, we noted that until we close, we remain competitors, and that under applicable antitrust rules and the rules of the Irish Takeover Panel, there are substantial limits to what we are allowed to discuss both privately and publicly regarding the future of our combined companies after the merger.

While we are limited in what we can do and say, we do want to update you as regularly as possible on what we do know regarding the process we have launched to ensure the integration of our companies goes smoothly.  You can expect an update on roughly a monthly basis from this point forward.

Overall, we are on track in our public markets and regulatory processes, and have spent substantial time getting to know one another, with site visits of Fyffes leadership to key Chiquita locations and by Chiquita leadership to Fyffes locations.  This has been enlightening, I believe, for both leadership teams.  We find many similarities in our approach to the business, in the values of our organizations and teams, and in the pride we take in our companies.  At the same time, it is clear that we do operate differently in many ways.  While we are not able to dig into many areas of our individual businesses, the site visits and the synergy discussions we held pre-announcement have given us some clarity on our similarities and differences.  We need to understand these as we work to craft one company that not only combines the best of both, but is better than either company could be alone.

The complementary nature of our cultures and skills are striking, and we believe even more today that the combination will be beneficial for all stakeholders in our business: from communities to customers and consumers, and importantly for the families of the combined company and the careers of our team members.

Many of you have been involved since the announcement in preparing information for shareholder and regulatory approvals.  More recently, we have created an Integration team, with key workstreams identified, and partner leaders from each company tasked with helping us understand where we each are today, and where we would like to be in the combined enterprise.

The following are updates regarding these key work areas, and some guidance as to what you can expect over the coming months.

Regulatory Approvals

We are required to file details on our transaction with a number of countries around the world, from Ecuador and Costa Rica, to Ukraine, Europe and the USA.  The most substantial and critical approval processes take place in USA and in the European Union.  The aim of the regulatory bodies is to ensure that the combination is not anti-competitive, and that the consumer will benefit in the end.  The merger is contingent upon approvals from USA and Europe, with status updates as follows:

•	USA – Early this month, the process with the U.S. Department of Justice concluded, and we are free to proceed with the merger from a U.S. perspective.
•	European Union – Our teams have been working diligently to gather required information and we have conducted preliminary meetings with the European Commission team assigned to our merger. The Commission has begun their assessment, including interviews with customers, port visits, and other data gathering important to their decision. While we will be moving forward as diligently as possible, it is impossible at this point to predict when this process will conclude.

Shareholder Approval

We met with many Chiquita and Fyffes shareholders in the weeks following the announcement.  We found broad support for the combination, which was reflected in stock price improvement for both companies.  That said, we require approval of existing shareholders in Chiquita and Fyffes before we can conclude the transaction.

The formal process requires filing extensive documentation with the U.S. Securities & Exchange Commission and the equivalent Irish body.  This documentation is designed to educate investors about the companies and the transaction, as well as the benefits and risks they can expect in the combination.  Teams of Chiquita and Fyffes experts, as well as advisors, have been working diligently since March to provide this information.  We believe shareholders will have the opportunity to vote late this summer.

When each of these shareholder and regulatory approvals are received, we will be able to proceed to the merger.

Integration

As competitors, we are constrained in what we can share with one another before the combination.  As noted we have spent most of our time thus far getting to know one another, visiting sites and providing leaders from both companies the opportunities to meet our teams.  That effort is largely completed, though we will continue to find opportunities to spend time with the teams as the summer unfolds.

In May, we asked Rick Frier and the team to lead the Integration Process for the combined companies. The team includes Kevin Holland, Kevin Ledford, Steve Ermish and Thelma Rockhold from Chiquita.

We identified a steering team, led by David McCann and me, which meets weekly to assess progress and break barriers as they arise.  Members include Kevin Holland and Rick Frier from Chiquita and Tom Murphy from Fyffes.

We have created an IMO (Integration Management Office) led by Kevin Ledford from Chiquita and Tim Chambers from Fyffes.  This office is leading the chartering of integration workstreams, identifying leaders and work teams, and tracking progress.  The task of the workstreams is to assess current state situations for each company, to identify best practices, to lead development of the recommended approach for the combined company (either “best of both” or “better than both”), and once aligned, to lead the work against the implementation critical path.

Most teams are just in process of being identified and kicking-off their work.  We will provide more information shortly on these teams, their key work, and the selected leaders.  Many of you will be asked to participate in the work as the teams move forward.  We believe this will provide a great opportunity for the teams to get to know one another, and to ensure a successful merger.

It is important to note that the current workstreams only address key areas we can talk pre-integration, from IT systems to culture, but do not address go-to-market, farming, shipping of other areas in which we compete today.  Those workstreams will only begin after we conclude the transaction.  In addition, we must observe a legal review throughout the IMO process to ensure only appropriate information is shared while we remain competitors.

Organization

Our key focus in these first months has simply been for the leadership of both companies to get to know the teams.  We have hosted Chiquita site visits in Charlotte, Chicago, Salinas, Costa Rica, Panama, Italy and Rolle.  We have had Fyffes site visits in Dublin, Rotterdam, UK, and the Tropics.

As we noted when we announced the merger, there is limited overlap between our organizations.  While limited, there is certainly some, and we know that creates real anxiety until we are able to provide more clarity on roles.  Our objective is to finalize the organization design choices as soon as possible and give clarity to the team.

That said, the design is in many ways contingent upon the decisions we will be making in terms of strategic choices, go-to-market, and work processes.  Many of these choices will not be clear until the IMO pre-integration workstreams are well into their work.  Thus, we are in the predicament of not being able to tell you much about what the organization will look like, and your role, until we have done the work.

We understand that this creates uncertainty, but at the same time, many of you will have key roles in helping us design the work and the structure, which we believe is the best way to get to the best ChiquitaFyffes.  And our commitment is to provide clarity as soon as possible.

Communications

Going forward, you can expect monthly updates of workstream progress, and interim updates in the event of major developments in our regulatory and shareholder approval processes.

We appreciate your patience and commitment to Chiquita.  These are not easy times, but we are convinced the new ChiquitaFyffes will provide great opportunities for personal and business growth.

In the interim, we have a budget to deliver and consumers to delight.  Thank you for focusing on delivering our promises and Living Chiquita.

Edward F. Lonergan

President and CEO

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed combination of Chiquita and Fyffes or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Has Been Filed and Will Be Filed With The SEC

ChiquitaFyffes Limited, a private limited company organized under the laws of Ireland (“ChiquitaFyffes”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a preliminary Proxy Statement that also constitutes a preliminary Prospectus of ChiquitaFyffes. The registration statement has not been declared effective by the SEC. The Form S-4 also includes the Scheme Circular and Explanatory Statement required to be sent to Fyffes shareholders for the purpose of seeking their approval of the combination. Chiquita and Fyffes plan to post to their respective shareholders (and to Fyffes share option holders for information only) the definitive Proxy Statement/Prospectus/Scheme Circular in connection with the proposed combination of Chiquita and Fyffes and related transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS/SCHEME CIRCULAR (INCLUDING THE SCHEME EXPLANATORY STATEMENT) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHIQUITA, FYFFES, CHIQUITAFYFFES, THE COMBINATION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed with the SEC by ChiquitaFyffes, Chiquita and Fyffes through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus/Scheme Circular (including the Scheme) and other documents filed by Chiquita, Fyffes and ChiquitaFyffes with the SEC by contacting Chiquita Investor Relations at: Chiquita Brands International, Inc., c/o Corporate Secretary, 550 South Caldwell Street, Charlotte, North Carolina 28202 or by calling (980) 636-5000, or by contacting Fyffes Investor Relations at c/o Seamus Keenan, Company Secretary, Fyffes, 29 North Anne Street, Dublin 7, Ireland or by calling + 353 1 887 2700.

Participants In The Solicitation

Chiquita, Fyffes, ChiquitaFyffes and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the combination. Information about the directors and executive officers of Fyffes is set forth in its Annual Report for the year ended December 31, 2013, which was published on April 11, 2014 and is available on the Fyffes website at www.fyffes.com. Information about the directors and executive officers of Chiquita is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 4, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 11, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus/Scheme Circular described above and other relevant materials to be filed with the SEC when they become available.

Chiquita Safe Harbor Statement

This announcement contains certain statements that are “forward-looking statements.” These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita and Fyffes, including: the customary risks experienced by global food companies, such as prices for commodity and other inputs, currency exchange fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting Chiquita and/or Fyffes or the industry, labor relations, taxes, political instability and terrorism; unusual weather events, conditions or crop risks; continued ability of Chiquita and Fyffes to access the capital and credit markets on commercially reasonable terms and comply with the terms of their debt instruments; access to and cost of financing; and the outcome of pending litigation and governmental investigations involving Chiquita and/or Fyffes, as well as the legal fees and other costs incurred in connection with these items. Readers are cautioned that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Forward-looking statements relating to the combination involving Fyffes and Chiquita include, but are not limited to: statements about the benefits of the combination, including expected synergies and future financial and operating results; Fyffes and Chiquita’s plans, objectives, expectations and intentions; the expected timing of completion of the combination; and other statements relating to the combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements.

With respect to the combination, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite Fyffes and Chiquita shareholder approvals; the risk that Fyffes or Chiquita may be unable to obtain governmental and regulatory approvals required for the combination, or required governmental and regulatory approvals may delay the combination or result in the imposition of conditions that could reduce the anticipated benefits from the combination or cause the parties to abandon the combination; the risk that a condition to closing of the combination may not be satisfied; the length of time necessary to consummate the combination; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the combination may not be fully realized or may take longer to realize than expected; disruption arising as consequence of the combination making it more difficult to maintain existing relationships or establish new relationships with customers, employees or suppliers; the diversion of management time on transaction-related issues; the ability of the combined company to retain and hire key personnel; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect.

These risks, as well as other risks associated with the combination, are more fully discussed in the preliminary Proxy Statement/Prospectus/Scheme Circular that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the combination. Additional risks and uncertainties are identified and discussed in Chiquita’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and in Fyffes reports filed with the Registrar of companies available at Fyffes website at www.fyffes.com. Forward-looking statements included in this document speak only as of the date of this document. Chiquita does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Chiquita, or Fyffes or ChiquitaFyffes, as appropriate. No statement in this announcement constitutes an asset valuation.

Statement Required by the Takeover Rules

The directors of Chiquita accept responsibility for the information contained in this announcement other than that relating to Fyffes and the Fyffes Group and the directors of Fyffes and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Chiquita (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.